c m 3/25

BB 3/25

04018204

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Needham & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	New York	10022-2606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen W. Albanese (212) 705-0301
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	Zip Cope

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George A. Needham, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, Inc., as of December 31 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON CARROLL
Notary Public. State of New York
No. 01CA6095836
Qualified in New York County
Commission Expires July 21, 2007

Shannon Carroll
Notary Public

George A. Needham
Signature

Chairman & Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEEDHAM & COMPANY, INC.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	16,674,379
Receivable from clearing broker		52,399,739
Securities owned, at market value		8,151,707
Investments, not readily marketable, at fair value		17,428,240
Fees and concessions receivable		14,513,946
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $6,318,057		1,510,482
Other assets		2,424,355
Total assets	$	113,102,848

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	28,856,749
Securities sold but not yet purchased, at market value		11,770,277
Payable to stockholders		11,070,385
Total liabilities		51,697,411
Stockholders' equity (note 3):		
Common stock, par value $0.01. Authorized 5,000,000 shares; issued 2,818,250 shares		28,183
Capital paid in excess of par value		11,984,768
Retained earnings		62,468,041
Treasury stock (626,082 shares)		(11,592,375)
Notes receivable from stockholders		(1,483,180)
Total stockholders' equity		61,405,437
Total liabilities and stockholders' equity	$	113,102,848

See accompanying notes to financial statements.